Exhibit 99.1

Farfetch Announces Third Quarter 2021 Results

•	Digital Platform Gross Merchandise Value (“GMV”) two-year growth accelerates to 97% in Q3 2021; Generates $828 million Digital Platform GMV, up 23% year-over-year
•	Group GMV exceeds $1 billion, up 28% year-over-year and more than double compared to Q3 2019
•	Q3 2021 Revenue increases 33% year-over-year to $583 million
•	Q3 2021 Gross Profit Margin of 43%; Digital Platform Order Contribution Margin of 27%
•	Q3 2021 Profit After Tax of $769 million includes $901 million non-cash benefit arising from impact of lower share price on items held at fair value and remeasurements
•	Q3 2021 Adjusted EBITDA improves to $5 million from $(10) million in Q3 2020

LONDON, U.K. November 18, 2021 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the third quarter ended September 30, 2021.

José Neves, Farfetch Founder, Chairman and CEO said: “I’m thrilled by Farfetch’s continued track record of delivering aggressive market share capture as we accelerated two-year stack Digital Platform GMV growth to 97% in the third quarter, and remain on track to achieve our goal of full year Adjusted EBITDA profitability and GMV growth above our long-term 30% CAGR target.

“We are seeing strong industry traction behind our platform strategy.  Over 1,400 brands and retailers are not only listing more luxury products than ever, but also driving record media solutions revenue in recognition of our highly valuable customers. And with accelerating interest in our Luxury New Retail vision, Farfetch Platform Solutions is shaping up to revolutionize the digitization of the luxury experience and unlock significant potential for Farfetch.”

Elliot Jordan, CFO of Farfetch, said: “I am very pleased by Farfetch’s performance across the third quarter, with GMV more than doubling on a two-year basis and achieving profitability at the Adjusted EBITDA level. Our performance shows that we are navigating an unprecedented market environment, and we continue to deliver on actions to sustain Adjusted EBITDA profitability moving forwards.”

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or otherwise stated):

	Three months ended September 30,
	2020	2021
Consolidated Group:
Gross Merchandise Value (“GMV”)	$797,840	$1,017,314
Revenue	437,700	582,565
Adjusted Revenue	386,778	504,670
Gross profit	209,029	252,180
Gross profit margin	47.8%	43.3%
(Loss) / Profit after tax	$(536,960)	$769,129
Adjusted EBITDA	(10,314)	5,310
Adjusted EBITDA Margin	(2.7)%	1.1%
Basic (Loss) / Earnings per share (“EPS”)	$(1.58)	$2.09
Diluted EPS	(1.58)	(0.25)
Adjusted EPS	(0.17)	(0.14)
Digital Platform:
Digital Platform GMV	$674,097	$828,471
Digital Platform Services Revenue	263,035	319,217
Digital Platform Gross Profit	143,318	159,036
Digital Platform Gross Profit Margin	54.5%	49.8%
Digital Platform Order Contribution	$97,133	$84,946
Digital Platform Order Contribution Margin	36.9%	26.6%
Active Consumers (in thousands)	2,742	3,593
Average Order Value (“AOV”) - Marketplace	$574	$593
AOV - Stadium Goods	340	294
Brand Platform:
Brand Platform GMV	$112,327	$165,290
Brand Platform Revenue	112,327	165,290
Brand Platform Gross Profit	58,738	80,272
Brand Platform Gross Profit Margin	52.3%	48.6%

See “Notes and Disclosures” on page 19 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 19 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•

Digital Platform GMV growth on a two-year basis accelerated sequentially from 89% in Q2 2021 to 97% in Q3 2021, led by key luxury markets including the United States, Mainland China, United Kingdom, Middle East, Germany and Russia, which more than doubled in two years

•	Third-party transactions generated 82% of Digital Platform GMV at a take rate of 30.1% in third quarter 2021
•	First-party transactions grew 26% year-over-year, supported by First-Party Original which generated 4% of Digital Platform GMV in third quarter 2021
•

The Farfetch Marketplace continued to offer customers an exceptionally broad selection of luxury fashion from over 1,400 sellers, as supply from both multi-brand retailers and e-concession partners continued to increase

o	Top 20 third-party e-concession partners expanded available stock units more than 75% year-over-year, in aggregate, contributing to the more than 10 million available stock units in third quarter 2021
o	Maintained 100% retention of top 100 brand and boutique partners in last three years
•

Continued to partner with brands to showcase their collections to Farfetch Marketplace visitors, generating record level of media solutions revenue for the second consecutive quarter, campaigns featured:

o	‘The Language of Prada’, highlighting Prada’s new collection, the first of a two-part partnership
o	‘Future Fantasy’ digital landscape campaign highlighting Balenciaga’s Autumn-Winter 2021 collection utilizing virtual try-on, 3D-design and Instagram filters
o	First-time partner, Miu Miu, highlighting their Autumn-Winter 2021 collection
o	Dolce & Gabbana’s exclusive capsule collection, presented in comic format in partnership with creative magazine, Kaleidoscope
o	Livestream event for Moncler’s latest Genius capsule collection
•	Farfetch Platform Solutions (“FPS”) expanded its e-concession-as-a-service integrations to include Gucci, now live for Harrods; also launched a global e-commerce site for Moonboot
•	Stadium Goods partnered with BAPE in October 2021 for its first branded sneaker collaboration

New Guards

•

Launched sustainable, digital-only brand There Was One, available exclusively on the Farfetch Marketplace. The brand features conscious and certified materials across collections, and is delivered in minimal packaging, which is recyclable and compostable, with limited drops to minimize overproduction

•

New Guards’ portfolio continued to focus on direct-to-consumer channels, which contributed to Off-White and Palm Angels’ positions within the top 10 brands on the Farfetch Marketplace, while creating culturally relevant collections:

o

Off-White released Off-White x Nike Dunk Low 'The 50' Collection and launched ‘I Support All Forms of Love’ initiative with Trinice McNally, with all proceeds from the collection being donated to the Black LGBTQIA+ Migrant Project

o	Palm Angels opened store in Miami, its first directly operated store, and released first-ever beauty collaboration, with launch of fragrance collection in with 19-69

Environmental, Social and Governance (“ESG”)

•	Extended Second Life service to the Middle East, enabling customers in the U.A.E., Kuwait and Saudi Arabia to trade luxury handbags for credit on the Marketplace
•	Launched pre-order on the Marketplace, enabling customer to preview and order items several weeks before commercial availability, enabling brands to minimize overproduction
•	Launched pilot with Patch, a carbon removal marketplace, in November 2021 aimed at enabling the neutralization of carbon emissions for FPS clients
•	Published Farfetch’s first 2020 ESG report, highlighting initiatives and progress made towards our 2030 sustainability goals

Third Quarter 2021 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended September 30,
	2020	2021
Digital Platform GMV	$674,097	$828,471
Brand Platform GMV	112,327	165,290
In-Store GMV	11,416	23,553
GMV	$797,840	$1,017,314

GMV increased by $219.5 million from $797.8 million in third quarter 2020 to $1,017.3 million in third quarter 2021, representing year-over-year growth of 27.5%. While GMV growth accelerated on a two-year basis, it increased at a lower year-over-year rate than the first half of 2021, reflecting strong comparative growth delivered in Q3 2020. Digital Platform GMV increased by $154.4 million from $674.1 million in third quarter 2020 to $828.5 million in third quarter 2021, representing year-over-year growth of 22.9%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by 20.8%.

GMV growth reflects the performance across our three reportable segments. Digital Platform GMV reflects both order growth and an increase in AOV from $574 to $593 across the Marketplace, due to a higher full-price mix and higher average selling price. Growth in Brand Platform GMV was driven by strong demand for New Guards’ brands Autumn-Winter 2021 collections as well as a greater mix of shipments in Q3 2021 compared to the prior year. Growth in In-Store GMV was driven by additional New Guards stores opened in the last twelve months as well as strong growth from existing stores.

Revenue (in thousands):

	Three months ended September 30,
	2020	2021
Digital Platform Services third-party revenue	$157,174	$185,470
Digital Platform Services first-party revenue	105,861	133,747
Digital Platform Services Revenue	263,035	319,217
Digital Platform Fulfilment Revenue	50,922	77,895
Brand Platform Revenue	112,327	165,290
In-Store Revenue	11,416	20,163
Revenue	$437,700	$582,565

Revenue increased by $144.9 million year-over-year from $437.7 million in third quarter 2020 to $582.6 million in third quarter 2021, representing growth of 33.1%. The increase was primarily driven by 26.5% growth in Digital Platform Revenue to $397.1 million and year-over-year growth in Brand Platform Revenue of 47.2% to $165.3 million.

Digital Platform Services Revenue increased 21.4%, driven by 22.9% overall growth in Digital Platform GMV with Digital Platform Services first-party GMV, which includes First-Party Original, increasing 26.3% year-over-year to $133.7 million. Digital Platform Services first-party revenue growth was primarily driven by strong performance of Browns’ products on the Marketplace, in addition to high demand for New Guards brands on the Marketplace and their respective websites. This first-party revenue growth was partially offset by slower growth in third-party revenue, of 18.0%, which was primarily driven by a shift in third-party seller mix from boutique to brand partner which historically have had a lower take rate, on average.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Digital Platform Fulfilment Revenue increased 53.0% year-over-year, above Digital Platform GMV growth of 22.9%. This was driven by increased pass-through costs resulting from higher duties due to a shift in regional mix of sales and continued impacts of Brexit, which we expect to be ongoing.

Brand Platform Revenue increased by 47.2% to $165.3 million due to the same factors driving Brand Platform GMV growth.

In-Store Revenue increased by 76.6% to $20.2 million due to the same factors driving In-Store GMV growth.

Cost of Revenue (in thousands):

	Three months ended September 30,
	2020	2021
Digital Platform Services third-party cost of revenue	$52,691	$68,786
Digital Platform Services first-party cost of revenue	67,026	91,395
Digital Platform Services cost of revenue	119,717	160,181
Digital Platform Fulfilment cost of revenue	50,922	77,895
Brand Platform cost of revenue	53,589	85,018
In-Store cost of goods sold	4,443	7,291
Cost of revenue	$228,671	$330,385

Cost of revenue increased by $101.7 million, or 44.5%, year-over-year from $228.7 million in third quarter 2020 to $330.4 million in third quarter 2021. This was at a higher rate than revenue growth and was driven by growth in Digital Platform cost of revenue and Brand Platform cost of revenue.

Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue driven by an increase in subsidized shipping and higher duties costs, as well as an increase in first party costs of goods sold driven by the growth of the first-party business.

As we continue to rely on third parties to provide shipping services, changes in their operations due to the ongoing impacts of COVID-19, as well as supply and demand for delivery services as online adoption accelerates across industries, and global supply chain challenges, may further impact our cost of revenue, and may in the future impact our growth or service levels.

Gross profit (in thousands):

	Three months ended September 30,
	2020	2021
Digital Platform third-party gross profit	$104,483	$116,684
Digital Platform first-party gross profit	38,835	42,352
Digital Platform Gross Profit	143,318	159,036
Brand Platform Gross Profit	58,738	80,272
In-Store Gross Profit	6,973	12,872
Gross profit	$209,029	$252,180

Gross profit increased by $43.2 million, or 20.6%, year-over-year, slower than revenue growth, to $252.2 million in third quarter 2021. Gross profit margin decreased 450 bps year-over-year to 43.3% from 47.8%, due to the softening of gross profit growth in both Digital Platform and Brand Platform.

Digital Platform Gross Profit Margin decreased 470 bps to 49.8% in third quarter 2021 from 54.5% in third quarter 2020, as Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue. This was driven by a decrease in Digital Platform third-party gross profit margin due to an increase in subsidized shipping and higher duties costs. This was combined with a decrease in Digital Platform first-party gross profit margin driven by a shorter full-price window.

Brand Platform Gross Profit Margin decreased 370 bps year-over-year to 48.6% primarily due to the implementation of sustainable production processes.

Selling, general and administrative expenses by type (in thousands):

	Three months ended September 30,
	2020	2021
Demand generation expense	$46,185	$74,090
Technology expense	29,809	32,585
Share-based payments	81,840	46,134
Depreciation and amortization	54,007	64,807
General and administrative	143,349	140,195
Other items	860	104
Selling, general and administrative expense	$356,050	$357,915

Demand generation expense increased $27.9 million year-over-year to $74.1 million in third quarter 2021 and increased as a percentage of Digital Platform Service Revenue from 17.6% to 23.2%. This was driven by our investment in acquiring and engaging customers in paid channels, including our redistribution of spend in response to the impact of Apple's recent iOS privacy measures, which exhibited higher unit costs, on average.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which includes three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense increased by $2.8 million, or 9.3%, in third quarter 2021 year-

over-year. The increase was mainly driven by an increase in technology staff headcount as well as software and hosting costs to support growth.

Third quarter 2021 technology expense continued to scale as a percentage of Adjusted Revenue, decreasing from 7.7% to 6.5% year-over-year as we continue to leverage our existing infrastructure and organization.

Depreciation and amortization expense increased by $10.8 million, or 20.0%, year-over-year from $54.0 million in third quarter 2020 to $64.8 million in third quarter 2021. Amortization expense increased principally due to increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives. Depreciation expense increased primarily as a result of new stores and office leases entered into within the last twelve months.

Share-based payments decreased by $35.7 million, or (43.6)% year-over-year in third quarter 2021 due to the reduced cost of employment related taxes and cash-settled awards, primarily as a result of the share price movement and quarterly revaluation, partially offset by additional grants of equity-settled awards, including the performance-based restricted share unit ("PSU") award granted to the Company's Founder, Chairman and CEO, José Neves in May 2021.

General and administrative expense decreased by $3.2 million, or (2.2)%, year-over-year in third quarter 2021, primarily due to a lower total employee cost per person, which was partially offset by costs of actions taken across a number of areas to support longer-term strategic initiatives including brand campaign investments and an increase in non-technology headcount. General and administrative expense decreased as a percentage of Adjusted Revenue to 27.8% compared to 37.1% in third quarter 2020 as we continued to leverage our operations base to efficiently grow Adjusted Revenue.

(Losses)/gains on items held at fair value and remeasurements (in thousands):

	Three months ended September 30,
	2020	2021
Remeasurement (losses)/gains on put and call option liabilities	$(77,800)	$257,549
Fair value (losses)/gains on embedded derivative liabilities	(295,279)	643,624
(Losses)/gains on items held at fair value and remeasurements	$(373,079)	$901,173

The $643.6 million of fair value gains on embedded derivative liabilities in third quarter 2021 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in third quarter 2021 is comprised of the following revaluation gains on our convertible senior notes: (i) $159.4 million fair value gains related to $250 million 5.00% notes due 2025 (the “February 2020 Notes”); (ii) $307.1 million fair value gains related to $400 million 3.75% notes due 2027; and (iii) $177.2 million fair value gains related to $600 million 0.00% notes due 2030. These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives. The $295.3 million of fair value losses on embedded derivative liabilities in third quarter 2020 were primarily driven by the increase in our share price during the period. The fair value losses on embedded derivatives in third quarter 2020 comprised a $138.2 million fair value revaluation losses related to $250 million 5.00% convertible senior notes issued in February 2020, and a $157.1 million fair value revaluation losses related to $400 million 3.75% convertible senior notes issued in April 2020.

The $257.5 million of remeasurement gains on put and call option liabilities in third quarter 2021 related to a $81.3 million remeasurement gains in connection with Chalhoub Group’s put option over non-controlling interest in Farfetch International Limited, and a $185.0 million gain on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), partially offset by a $4.6 million loss on the put and call option over the non-controlling interest in Alanui S.r.l. and a $4.2 million loss on the put and call option that New Guards holds over the acquisition of the remaining 40% share capital in Palm Angels S.r.l (“Palm Angels”). The $77.8 million of remeasurement losses in third quarter 2020 related to the remeasurement gains in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited.

Profit After Tax

Profit after tax increased by $1,306.1 million year-over-year from a loss of $537.0 million to a profit of $769.1 million in third quarter 2021. The increase was primarily driven by gains on items held at fair value and remeasurements, which increased $1,274.3 million year-over-year.

EPS and Diluted EPS

Third quarter 2021 basic EPS was $2.09 and diluted EPS was $(0.25). Diluted EPS assumes a full conversion of the convertible notes into shares, and that the settlement of the Chalhoub liability and Farfetch China Holdings Ltd (“Farfetch China”) liability held on the statement of financial position at September 30, 2021 would have been in shares, with both transactions occurring at the beginning of the third quarter, 2021. As such, diluted EPS excludes the gains on items held at fair value and interest costs related to the Chalhoub liability, Farfetch China liability and the convertible notes, net of any applicable tax, while including all outstanding equity instruments that have a dilutive impact.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $15.6 million to $5.3 million in third quarter 2021 as a result of our growth and scaling of the fixed cost base. Adjusted EBITDA Margin improved from (2.7)% to 1.1% year-over-year, primarily reflecting declines in both general and administrative expenses and in technology expense as percentage of Adjusted Revenue.

Liquidity

At September 30, 2021, cash and cash equivalents were $1,349.7 million, a decrease of $223.7 million compared to $1,573.4 million at December 31, 2020. The decrease in cash and cash equivalents was primarily related to funding working capital, payments for intangible assets and $100 million short-term variable Net Asset Value investments. This was partially offset by $500 million cash proceeds related to the investment in Farfetch China by Alibaba Group and Richemont in August 2021.

Post Balance Sheet Events

On October 1, 2021, Tencent Holdings Limited elected to convert $75.0 million aggregate principal amount of 5.00% February 2020 Notes. We elected to physically settle the conversion of the notes in shares, resulting in the issuance of approximately 6.1 million Class A ordinary shares on October 5, 2021.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of November 18, 2021.

For Full Year 2021:

•	Digital Platform GMV growth of approximately 33% year-over-year
•	Adjusted EBITDA of approximately $5 million

For Fourth Quarter 2021:

•	Digital Platform GMV growth of 18% to 22% year-over-year
•	Brand Platform GMV growth of 20% to 25% year-over-year
•	Adjusted EBITDA of approximately $40 million

Uncertainties resulting from the COVID-19 pandemic and the evolving nature of the situation, could have material impacts on our future performance and projections. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	disruptions to our operations, fulfilment network, and shipments
•	weakened consumer sentiment and discretionary income arising from various macro-economic conditions
•	increased costs to support our operations
•	slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles

Conference Call Information

Farfetch Limited (the “Company” or “Farfetch”) will host a conference call today, November 18, 2021 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended September 30
(in $ thousands, except share and per share data)

	2020	2021
Revenue	437,700	582,565

Cost of revenue	(228,671)	(330,385)
Gross profit	209,029	252,180

Selling, general and administrative expenses	(356,050)	(357,915)
Operating loss	(147,021)	(105,735)

(Losses)/gains on items held at fair value and remeasurements	(373,079)	901,173
Share of results of associates	385	19
Finance income	1,033	811
Finance costs	(15,396)	(22,712)
(Loss)/profit before tax	(534,078)	773,556

Income tax expense	(2,882)	(4,427)
(Loss)/profit after tax	(536,960)	769,129

(Loss)/profit after tax attributable to:
Equity holders of the parent	(544,320)	767,173
Non-controlling interests	7,360	1,956
	(536,960)	769,129

(Loss)/earnings per share attributable to equity holders of the parent
Basic	(1.58)	2.09
Diluted	(1.58)	(0.25)

Weighted-average shares outstanding
Basic	344,185,603	367,059,107
Diluted	344,185,603	469,630,120

Unaudited interim condensed consolidated statements of comprehensive (loss) / income for the three months ended September 30
(in $ thousands)

	2020	2021
(Loss)/profit after tax	(536,960)	769,129
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange gain/(loss) on translation of foreign operations	6,666	(9,927)
Gain/(loss) on cash flow hedges recognized in equity	7,092	(13,932)
Loss/(gain) on cash flow hedges reclassified and reported in net profit	1,822	(5,559)
Loss on cash flow hedges recognized in equity - time value	(3,593)	-

Other comprehensive income/(loss) for the period, net of tax	11,987	(29,418)
Total comprehensive (loss)/income for the period, net of tax	(524,973)	739,711

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(532,333)	737,329
Non-controlling interests	7,360	2,382
	(524,973)	739,711

Unaudited interim condensed consolidated statements of operations for the nine months ended September 30
(in $ thousands, except share and per share data)

	2020	2021
Revenue	1,133,817	1,590,957
Cost of revenue	(612,037)	(887,826)
Gross profit	521,780	703,131

Selling, general and administrative expenses	(914,378)	(1,077,592)
Impairment losses on tangible assets	(2,292)	-
Operating loss	(394,890)	(374,461)

(Losses)/gains on items held at fair value and remeasurements	(586,267)	1,806,781
Share of results of associates	(140)	(32)
Finance income	2,734	11,736
Finance costs	(72,203)	(69,022)
(Loss)/profit before tax	(1,050,766)	1,375,002

Income tax expense	(1,270)	(1,281)
(Loss)/profit after tax	(1,052,036)	1,373,721

(Loss)/profit after tax attributable to:
Equity holders of the parent	(1,066,026)	1,365,056
Non-controlling interests	13,990	8,665
	(1,052,036)	1,373,721

(Loss)/earnings per share attributable to owners of the company
Basic	(3.12)	3.79
Diluted	(3.12)	(0.84)

Weighted-average shares outstanding
Basic	341,896,665	360,134,294
Diluted	341,896,665	464,929,116

Unaudited interim condensed consolidated statements of comprehensive (loss) / income for the nine months ended September 30
(in $ thousands)

	2020	2021
(Loss)/profit after tax	(1,052,036)	1,373,721
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange gain/(loss) on translation of foreign operations	22,264	(15,532)
Loss on cash flow hedges recognized in equity	(14,002)	(15,629)
Loss/(gain) on cash flow hedges reclassified and reported in net profit	15,049	(13,248)
Loss on cash flow hedges recognized in equity - time value	(3,593)	(2,552)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	(3)	-
Other comprehensive income/(loss) for the year, net of tax	19,715	(46,961)
Total comprehensive (loss)/income for the year, net of tax	(1,032,321)	1,326,760

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(1,046,311)	1,318,808
Non-controlling interests	13,990	7,952
	(1,032,321)	1,326,760

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2020	September 30, 2021
Non-current assets
Other receivables	58,081	35,604
Deferred tax assets	13,556	20,508
Intangible assets, net	1,279,328	1,360,775
Property, plant and equipment, net	89,082	94,598
Right-of-use assets	179,227	203,115
Investments	8,278	17,285
Investments in associates	2,319	89
Total non-current assets	1,629,871	1,731,974
Current assets
Inventories	145,309	208,869
Trade and other receivables	209,946	349,237
Current tax assets	2,082	8,352
Short term investments	-	100,137
Derivative financial assets	30,242	7,640
Cash and cash equivalents	1,573,421	1,349,698
Total current assets	1,961,000	2,023,933
Total assets	3,590,871	3,755,907

Liabilities and deficit
Non-current liabilities
Provisions	129,113	78,244
Deferred tax liabilities	182,463	161,352
Lease liabilities	165,275	188,849
Employee benefit obligations	26,116	14,744
Derivative financial liabilities	2,996,220	1,183,193
Borrowings (1)	617,789	564,976
Put and call option liabilities	348,937	900,993
Other financial liabilities	4,853	11,986
Total non-current liabilities	4,470,766	3,104,337
Current liabilities
Trade and other payables	666,144	638,340
Provisions	27,146	17,760
Current tax liability	3,098	6,843
Lease liabilities	26,128	32,469
Employee benefit obligations	38,286	11,249
Derivative financial liabilities	17,427	26,034
Put and call option liabilities	-	13,841
Other financial liabilities	518	8,551
Total current liabilities	778,747	755,087
Total liabilities	5,249,513	3,859,424
Deficit
Share capital	14,168	14,856
Share premium	927,931	1,416,437
Merger reserve	783,529	783,529
Foreign exchange reserve	(7,271)	(22,090)
Other reserves	447,753	43,588
Accumulated losses (1)	(3,993,308)	(2,525,547)
Deficit attributable to owners of the parent	(1,827,198)	(289,227)
Non-controlling interests	168,556	185,710
Total deficit	(1,658,642)	(103,517)
Total deficit and liabilities	3,590,871	3,755,907

(1) Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19.

Unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30
(in $ thousands)
	2020	2021
Cash flows from operating activities
Operating loss	(394,890)	(374,461)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	28,113	36,378
Amortization	128,975	145,141
Non-cash employee benefits expense	124,644	160,813
Impairment losses on tangible assets	2,292	-
Impairment of investments	169	100
Change in working capital
Increase in receivables	(2,168)	(139,659)
Decrease/(increase) in inventories	961	(61,413)
Increase/(decrease) in payables	41,449	(72,920)
Change in other assets and liabilities
(Increase)/decrease in non-current receivables	(1,203)	5,501
Increase/(decrease) in other liabilities	15,749	(39,017)
Increase/(decrease) in provisions	42,616	(43,403)
(Decrease)/increase in derivative financial instruments	(13,549)	9,369
Income taxes paid	(57,790)	(36,132)
Net cash outflow from operating activities	(84,632)	(409,703)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(12,016)	(3,951)
Payments for property, plant and equipment	(16,732)	(20,757)
Payments for intangible assets	(65,525)	(130,965)
Payments for investments	(2,872)	(9,107)
Increase in short-term investments	-	(100,000)
Interest received	3,345	1,540
Dividends received from associate	58	-
Net cash outflow from investing activities	(93,742)	(263,240)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(12,695)	(18,461)
Interest paid and fees paid on loans	(20,662)	(22,309)
Dividends paid to holders of non-controlling interests	(20,515)	(17,121)
Acquisition of non-controlling interests	-	(18,514)
Settlement of equity-based awards	-	(6,119)
Proceeds from exercise of employee share-based awards	27,687	31,170
Proceeds from borrowings, net of issue costs	641,861	-
Capital contribution from non-controlling interest	-	500,000
Net cash inflow from financing activities	615,676	448,646

Net increase/(decrease) in cash and cash equivalents	437,302	(224,297)
Cash and cash equivalents at the beginning of the period	322,429	1,573,421
Effects of exchange rate changes on cash and cash equivalents	(3,018)	574
Cash and cash equivalents at end of period	756,713	1,349,698

Unaudited interim condensed consolidated statements of changes in equity/(deficit)
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity/ (deficit) attributable to owners of the parent	Non- controlling interests	Total equity/ (deficit)
Balance at January 1, 2020	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity
(Loss)/income after tax for the period	-	-	-	-	-	(1,066,026)	(1,066,026)	13,990	(1,052,036)
Other comprehensive income/(loss)	-	-	-	22,264	(2,549)	-	19,715	-	19,715
Total comprehensive income/(loss) for the period, net of tax	-	-	-	22,264	(2,549)	(1,066,026)	(1,046,311)	13,990	(1,032,321)
Issue of share capital, net of transaction costs	258	12,109	-	-	4,808	-	17,175	-	17,175
Share-based payment – equity settled	-	-	-	-	45,655	81,649	127,304	-	127,304
Share-based payment – reverse vesting shares	-	-	-	-	19,570	-	19,570	-	19,570
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at September 30, 2020	13,842	890,116	783,529	(8,578)	416,947	(1,810,512)	285,344	163,701	449,045

Balance at January 1, 2021	14,168	927,931	783,529	(7,271)	447,753	(3,993,308)	(1,827,198)	168,556	(1,658,642)
Changes in deficit
Income after tax for the period	-	-	-	-	-	1,365,056	1,365,056	8,665	1,373,721
Other comprehensive loss	-	-	-	(14,819)	(31,429)	-	(46,248)	(713)	(46,961)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(14,819)	(31,429)	1,365,056	1,318,808	7,952	1,326,760
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,309	-	2,309	-	2,309
Issue of share capital, net of transaction costs	225	-	-	-	-	-	225	-	225
Early conversion of convertible loan notes	408	423,340	-	-	-	-	423,748	-	423,748
Share-based payment – equity settled	-	-	-	-	63,148	102,705	165,853	-	165,853
Share-based payment – reverse vesting shares	35	41,399	-	-	(20,411)	-	21,023	-	21,023
Acquisition of non-controlling interest	-	-	-	-	(11,613)	-	(11,613)	(6,901)	(18,514)
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(23,016)	(23,016)
Non-controlling interest arising on purchase of asset	20	23,767	-	-	-	-	23,787	49,686	73,473
Step acquisition	-	-	-	-	-	-	-	2,434	2,434
Non-controlling interest put option	-	-	-	-	(150,881)	-	(150,881)	-	(150,881)
Farfetch China Holdings Ltd put call option	-	-	-	-	(744,163)	-	(744,163)	-	(744,163)
Capital contribution from non-controlling interests	-	-	-	-	488,875	-	488,875	(13,875)	475,000
Other	-	-	-	-	-	-	-	874	874
Balance at September 30, 2021	14,856	1,416,437	783,529	(22,090)	43,588	(2,525,547)	(289,227)	185,710	(103,517)

Supplemental Metrics [1]	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Consolidated Group:
Gross Merchandise Value (“GMV”)	$739,937	$610,874	$721,310	$797,840	$1,056,990	$915,604	$1,007,811	$1,017,314
Revenue	382,232	331,437	364,680	437,700	540,105	485,079	523,313	582,565
Adjusted Revenue	337,738	301,152	307,877	386,778	464,887	408,851	439,488	504,670
In-Store Revenue	9,788	8,516	3,926	11,416	13,666	10,675	17,635	20,163
In-Store GMV	9,788	8,516	3,926	11,416	13,666	13,275	21,739	23,553
Gross profit	176,136	153,376	159,375	209,029	249,148	220,869	230,082	252,180
Gross profit margin	46.1%	46.3%	43.7%	47.8%	46.1%	45.5%	44.0%	43.3%
Demand generation expense	$(51,162)	$(37,966)	$(47,378)	$(46,185)	$(67,258)	$(61,867)	$(65,888)	$(74,090)
Technology expense	(22,653)	(26,307)	(29,284)	(29,809)	(29,827)	(33,532)	(34,545)	(32,585)
Share-based payments	(42,238)	(26,760)	(61,915)	(81,840)	(121,118)	(40,516)	(60,173)	(46,134)
Depreciation and amortization	(50,065)	(51,323)	(51,758)	(54,007)	(60,135)	(53,992)	(62,720)	(64,807)
General and administrative	(120,247)	(111,422)	(107,888)	(143,349)	(141,687)	(144,666)	(150,229)	(140,195)
Other items	(5,584)	(5,025)	(1,302)	(860)	(17,080)	(4,721)	(6,828)	(104)
Impairment losses on tangible assets	-	(2,292)	-	-	(699)	-	-	-
Impairment losses on intangible assets	-	-	-	-	(36,269)	-	-	-
(Losses) / gains on items held at fair value and remeasurements	(10,565)	65,434	(278,622)	(373,079)	(2,057,306)	659,870	245,738	901,173
(Loss) / Profit after tax (1)	(110,126)	(79,177)	(435,899)	(536,960)	(2,263,587)	516,667	87,925	769,129
Adjusted EBITDA	(17,926)	(22,319)	(25,175)	(10,314)	10,376	(19,196)	(20,579)	5,310
Adjusted EBITDA Margin	(5.3)%	(7.4)%	(8.2)%	(2.7)%	2.2%	(4.7)%	(4.7)%	1.1%
Basic (Loss)/Earnings per share ("EPS") (1)	$(0.34)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$1.44	$0.24	$2.09
Diluted EPS	(0.34)	(0.24)	(1.29)	(1.58)	(6.47)	(0.28)	(0.31)	(0.25)
Adjusted EPS (1)	(0.08)	(0.24)	(0.20)	(0.17)	(0.00)	(0.22)	(0.17)	(0.14)
Digital Platform:
Digital Platform GMV	$628,610	$494,899	$651,036	$674,097	$939,444	$790,014	$913,350	$828,471
Digital Platform Services Revenue	226,411	185,177	237,603	263,035	347,341	285,861	349,131	319,217
Digital Platform Fulfilment Revenue	44,494	30,285	56,803	50,922	75,218	76,228	83,825	77,895
Digital Platform Gross Profit	123,572	97,207	130,579	143,318	189,102	156,335	184,999	159,036
Digital Platform Gross Profit Margin	54.6%	52.5%	55.0%	54.5%	54.4%	54.7%	53.0%	49.8%
Digital Platform Order Contribution	$72,410	$59,241	$83,201	$97,133	$121,844	$94,468	$119,111	$84,946
Digital Platform Order Contribution Margin	32.0%	32.0%	35.0%	36.9%	35.1%	33.0%	34.1%	26.6%
Active Consumers (in thousands)	2,068	2,149	2,524	2,742	3,024	3,272	3,394	3,593
AOV - Marketplace	$636	$571	$493	$574	$626	$618	$599	$593
AOV - Stadium Goods	301	314	304	340	308	326	335	294
Brand Platform:
Brand Platform GMV	$101,539	$107,459	$66,348	$112,327	$103,880	$112,315	$72,722	$165,290
Brand Platform Revenue	101,539	107,459	66,348	112,327	103,880	112,315	72,722	165,290
Brand Platform Gross Profit	47,543	52,480	27,729	58,738	51,857	57,735	34,252	80,272
Brand Platform Gross Profit Margin	46.8%	48.8%	41.8%	52.3%	49.9%	51.4%	47.1%	48.6%

(1) Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19

1	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 19 for reconciliations of non-IFRS measures to IFRS measures.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the anticipated continued impact of Brexit, expectations regarding our Second Life service and pre-order offering, the ongoing impact of COVID-19, future financial or operating performance, our environmental, social and governance goals, objectives and initiatives, anticipated brand campaigns, the impact of Apple’s iOS privacy measures, our Fulfilment by Farfetch and global logistics objectives, planned activities and objectives, anticipated growth resulting therefrom, strategic initiatives, our growth and expected performance for the fourth quarter of 2021 and full year 2021, statements regarding our profitability, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; the effect of the COVID-19 global pandemic on our business and results of operations; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third-parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increased focus on social, environmental and sustainability matters could increase our costs, harm our reputation and adversely affect our financial results, and our ability to implement our environmental, sustainability, responsible sourcing, social and inclusion and diversity goals; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-

looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Revisions to Previously Reported Financial Information

We have revised previously reported finance cost, loss after tax, loss per share, and non-current borrowings for both the fourth quarter and annual periods ended December 31, 2020. The revision had no impact on the Company’s results for previously reported third quarter 2020 or the current quarter. Refer to our Form 6-K furnished with the SEC on May 13, 2021, for further information.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the IASB. Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measure, which are loss after tax and loss after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

(Loss)/Profit after tax(a)	$(110,126)	$(79,177)	$(435,899)	$(536,960)	$(2,263,587)	$516,667	$87,925	$769,129
Net finance expense/(income)(a)	(16,182)	34,355	20,751	14,363	(2,874)	24,660	10,726	21,901
Income tax (benefit)/expense	(108)	2,506	(4,118)	2,882	(15,704)	49	(3,195)	4,427
Depreciation and amortization	50,065	51,323	51,758	54,007	60,135	53,992	62,720	64,807
Share-based payments (b)	42,238	26,760	61,915	81,840	121,118	40,516	60,173	46,134
(Gains)/losses on items held at fair value and remeasurements(c)	10,565	(65,434)	278,622	373,079	2,057,306	(659,870)	(245,738)	(901,173)
Other items (d)	5,584	5,025	1,302	860	17,080	4,721	6,828	104
Impairment losses on tangible assets	-	2,292	-	-	699	-	-	-
Impairment losses on intangible assets	-	-	-	-	36,269	-	-	-
Share of results of associates	38	31	494	(385)	(66)	69	(18)	(19)
Adjusted EBITDA	$(17,926)	$(22,319)	$(25,175)	$(10,314)	$10,376	$(19,196)	$(20,579)	$5,310
Revenue	$382,232	$331,437	$364,680	$437,700	$540,105	$485,079	$523,313	$582,565
(Loss)/Profit after tax margin(a)	(28.8)%	(23.9)%	(119.5)%	(122.7)%	(419.1)%	106.5%	16.8%	132.0%
Adjusted Revenue	$337,738	$301,152	$307,877	$386,778	$464,887	$408,851	$439,488	$504,670
Adjusted EBITDA Margin	(5.3)%	(7.4)%	(8.2)%	(2.7)%	2.2%	(4.7)%	(4.7)%	1.1%

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19.
(b)	Represents share-based payment expense.
(c)	Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.
(d)

Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 24 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables reconcile Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Revenue	$382,232	$331,437	$364,680	$437,700	$540,105	$485,079	$523,313	$582,565
Less: Digital Platform Fulfilment Revenue	(44,494)	(30,285)	(56,803)	(50,922)	(75,218)	(76,228)	(83,825)	(77,895)
Adjusted Revenue	$337,738	$301,152	$307,877	$386,778	$464,887	$408,851	$439,488	$504,670

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Digital Platform Gross Profit	$123,572	$97,207	$130,579	$143,318	$189,102	$156,335	$184,999	$159,036
Less: Demand generation expense	(51,162)	(37,966)	(47,378)	(46,185)	(67,258)	(61,867)	(65,888)	(74,090)
Digital Platform Order Contribution	$72,410	$59,241	$83,201	$97,133	$121,844	$94,468	$119,111	$84,946
Digital Platform Services Revenue	$226,411	$185,177	$237,603	$263,035	$347,341	$285,861	$349,131	$319,217
Digital Platform Gross Profit Margin	54.6%	52.5%	55.0%	54.5%	54.4%	54.7%	53.0%	49.8%
Digital Platform Order Contribution Margin	32.0%	32.0%	35.0%	36.9%	35.1%	33.0%	34.1%	26.6%

The following tables reconcile Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

(Loss)/earnings per share (a)	$(0.34)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$1.44	$0.24	$2.09
Share-based payments (b)	0.12	0.08	0.18	0.24	0.35	0.11	0.17	0.13
Amortization of acquired intangible assets	0.09	0.09	0.09	0.09	0.09	0.08	0.09	0.10
(Gains)/losses on items held at fair value and remeasurements (c)	0.03	(0.19)	0.82	1.08	5.88	(1.86)	(0.69)	(2.46)
Other items (d)	0.02	0.01	0.00	0.00	0.05	0.01	0.02	0.00
Impairment losses on tangible assets	-	0.01	-	-	-	-	-	-
Impairment losses on intangible assets	-	-	-	-	0.10	0.00	0.00	0.00
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted (Loss)/earnings per share	$(0.08)	$(0.24)	$(0.20)	$(0.17)	$(0.00)	$(0.22)	$(0.17)	$(0.14)

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19.
(b)	Represents share-based payment expense on a per share basis.
(c)

Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.

(d)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 24 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables represent gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$-	$44,014	$(135,093)	$(138,171)	$(749,004)	$214,345	$88,393	$159,377
$400 million 3.75% Notes due 2027 embedded derivative	-	-	(77,758)	(157,108)	(869,078)	256,438	69,047	307,059
$600 million 0.00% Notes due 2030 embedded derivative	-	-	-	-	(272,522)	159,607	49,434	177,188
FV remeasurement of previously held equity interest	-	-	-	-	-	784	-	-

Present value remeasurements:
Chalhoub put option	(8,959)	21,420	(65,771)	(77,800)	(165,776)	28,696	38,864	81,272
CuriosityChina call option	(1,606)	-	-	-	(926)	-	-	-
Palm Angels put call option and earn-out	-	-	-	-	-	-	-	(4,153)
Alibaba and Richemont put option	-	-	-	-	-	-	-	184,985
Alanui put option	-	-	-	-	-	-	-	(4,555)
Gains / (losses) on items held at fair value and remeasurements	$(10,565)	$65,434	$(278,622)	$(373,079)	$(2,057,306)	$659,870	$245,738	$901,173

Farfetch share price (end of day)	$10.35	$7.90	$17.27	$25.16	$63.81	$53.02	$50.36	$37.48

The following tables represent other items:

(in $ thousands, except as otherwise noted)

	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Transaction-related legal and advisory expenses	$(5,584)	$(4,925)	$(1,799)	$(860)	$(17,014)	$(4,654)	$(6,828)	$(71)
Loss on impairment of investments carried at fair value	-	(100)	(69)	-	(66)	(67)	-	(33)
Other	-	-	566	-	-	-	-	-
Other items	$(5,584)	$(5,025)	$(1,302)	$(860)	$(17,080)	$(4,721)	$(6,828)	$(104)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and New Guards-owned sites operated by Farfetch Platform Solutions. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means basic earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our dematerialized platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Historically, revenue realized from In-Store sales was equal to GMV of such sales as third-party sales made in certain of our directly-operated stores were accounted for within our Digital Platform segment. Starting in first quarter of 2021, such sales are accounted for within our In-Store segment.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and innovations such as Store of the Future, its connected retail solution.

For more information, please visit www.farfetchinvestors.com.